SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “PLDT’s SWUP now serves all credit, debit cards” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

October 28, 2009

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT’s SWUP now serves all credit, debit cards”.

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 1

October 28, 2009

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT’s SWUP now serves all credit, debit cards”.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  October 28, 2009

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT’s SWUP now serves all credit, debit cards”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: October 28, 2009

Exhibit 1

PRESS RELEASE

PLDT’s SWUP now serves all credit, debit cards

MANILA, Philippines, October 28, 2009 – The Philippine Long Distance Telephone Co. has introduced the first and only service in the country that allows merchants to swipe all ATM debit and credit card brands using a single wireless card terminal, maximizing the POS machine and minimizing lost sales opportunities.

Called Shops.Work Unplugged (SWUP), this new service is a ground-breaking innovation done through strategic partnerships with major acquirer banks.

“SWUP operates on a portable payment system that takes advantage of the mobility and convenience of wireless data technology to process sales from practically anywhere,” said PLDT Customer Sales and Marketing Group Head Eric Alberto.

Alberto said SWUP makes wireless card transactions easy for both vendors and clients, especially in remote areas where there are scant or no banks to withdraw cash from. This is because SWUP runs on the same wireless network that powers Smart which covers practically the entire archipelago.

PLDT Corporate Business Group Head Nerissa Ramos said SWUP now accepts major card brands such as Visa, MasterCard, JBC, American Express and Diners Club International as well as Visa Electron, MasterCard Electronic, Megalink, and Express Payment System.   “With SWUP, PLDT empowers retailers and merchants to process payments in whatever form the consumer wishes. This great convenience makes purchases easier and therefore maximizes sales opportunities.”, Ms. Ramos explained.

SWUP also boasts of security features that make it better than wired credit and debit card POS terminals which rely solely on the host bank’s security system.

PLDT Corporate Business Solutions Head Vic Tria elaborated, “The service is the only GPRS-based solution in the country to use a private and secure technology – Multi Protocol Label Switching or MPLS – as its transaction medium rather than the public Internet which is prone to viruses and hackers.” “With SWUP, merchants, retailers, and consumers are assured that card transactions are protected by best-in-class technology”, he added.   PR

XXX

Exhibit 1

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact persons:

Ramon R. Isberto PLDT Spokesperson Tel. No.: +63 2 5113101 Fax No.: +63 2 5113100	Horace A. Lavides PLDT Senior Manager Tel. No.: +63 2 8168684 Email: halavides@pldt.com.ph

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr. Name : Florentino D. Mabasa, Jr. Title : First Vice President, Legal Services Head and Assistant Corporate Secretary

Date: October 28, 2009